SEC FILE NUMBER
001-41428
CUSIP NUMBER
77634L105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

R1 RCM Inc.

Full Name of Registrant

Former Name if Applicable

433 W. Ascension Way, Suite 200

Address of Principal Executive Office (Street and Number)

Murray, Utah 84123

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

R1 RCM Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 to report that it was unable to file its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2023 on or prior to its due date of November 9, 2023 without unreasonable effort or expense for the reasons set forth below.

As disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 13, 2023, immediately prior to the scheduled filing of its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2023, the Company identified errors related to the accounting for certain acquiree compensation costs incurred in connection with acquisitions in 2022, 2021 and 2020 that the Company was required to recognize as a Company expense immediately upon the close of the transactions. These costs should have been recorded as Other expenses within the consolidated statements of operations and comprehensive income in the applicable period and were instead recorded within the purchase price allocation and ultimately as goodwill in the consolidated balance sheet in previously issued financial statements.

As a result, on November 12, 2023, the Audit Committee of the Board of Directors concluded, after considering the recommendations of management and discussing with the Company’s independent registered public accounting firm, Ernst & Young LLP, that (i) the Company’s audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021 included in the Company’s Annual Report on Form 10-K filed with the SEC; (ii) the Company’s unaudited consolidated financial statements as of and for each of the quarters within 2022 and 2021 included in the Company’s Quarterly Reports on Form 10-Q filed with the SEC; and (iii) even though the errors do not materially impact the unaudited consolidated financial statements for the quarters ended June 30, 2023 and March 31, 2023 included in the Company’s Quarterly Reports on Form 10-Q filed with the SEC, such financial statements (collectively, the “Non-Reliance Periods”) should not be relied upon due to the above described errors and need to be restated.

The errors in the consolidated financial statements for each of the Non-Reliance Periods will be corrected in restated financial statements for each such period in amendments to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Reports on Form 10-Q for the quarters ended June 30, 2023 and March 31, 2023. In addition, in connection with these restatements, as a result of the accounting errors, the Company’s management has identified a material weakness in its internal control over financial reporting relating to the design and operating effectiveness of controls over business combinations impacting the accounting for acquiree compensation arrangements during the periods covered by such reports and has determined that its disclosure controls and procedures also were not effective as of December 31, 2022 and 2021 and all interim and subsequent periods.

The Company intends to file the Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2023 with the SEC as soon as practicable; however, the Company does not expect to be able do so within the five-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jennifer Williams	(312)	324-7820
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). YES ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported its results of operations for the three and nine months ended September 30, 2023 in the press release furnished in the Current Report on Form 8-K filed the SEC on November 2, 2023 (the “Q3 2023 Earnings Release”). At this time, the Company does not expect that the accounting errors will materially impact the statements of operations or the non-GAAP measures for the three and nine months ended September 30, 2023 furnished in the Q3 Earnings Release.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended and Section 21E of the Exchange Act. Forward-looking statements generally relate to future events, including among other things statements regarding the Company’s intent to restate its prior consolidated financial statements for the Non-Reliance Periods, the estimated impact of adjustments to the financial statements for the Non-Reliance Periods, the impact of the Company’s material weakness in internal control over financial reporting and the Company’s disclosure controls and procedures on its financial statements and other public disclosures, the anticipated timing for filing the Company’s restated reports and the Form 10-Q for the third quarter of 2023 and related matters. These statements are often identified by the use of words such as “anticipate,” “believe,” “contemplate,” “designed,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “outlook,” “plan,” “predict,” “project,” “see,” “seek,” “target,” “would” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks and changes in circumstances, including but not limited to risk and uncertainties related to: (i) our failure to promptly restate the financial statements for the Non-Reliance Periods and file the required reports with the SEC and (ii) the impact of the restatements of the financial statements for the Non-Reliance Periods on the price of our common stock, our reputation, our relationships with our investors, suppliers, customers, employees and other parties. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in the Company’s annual report on Form 10-K for the year ended December 31, 2022 and any other periodic reports that the Company may file with the SEC. Subsequent events and developments, including actual results or changes in the Company’s assumptions, may cause the Company’s views to change. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.

R1 RCM Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2023	R1 RCM Inc.

		By:	/s/ Jennifer Williams
		Name:	Jennifer Williams
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).